As filed with the Securities and Exchange Commission on August 14, 2025

Registration No. 333-282263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2

to

FORM S-8
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Moolec Science SA
(Exact name of registrant as specified in its charter)

The Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands
(Address of principal executive offices) (Zip code)

2024 Incentive Plan
(Full title of the plan)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name and address of agent for service) (Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Explanatory Note

This Post-Effective Amendment No. 2 to Form S-8 is being filed as an amendment (“Post-Effective Amendment No. 2”) to our Post-Effective Amendment No. 1 to Form S-8 filed with the U.S. Securities and Exchange Commission on June 16, 2025. Accordingly, in connection with this filing, we are including updated signature pages and auditor consents.

On April 17 2025, (the “Company” or “we”), Bioceres Group Limited (formerly, Bioceres Group PLC) (“Bioceres Group”), Gentle Technologies Corp (“Gentle Tech”), and Nutrecon LLC (“Nutrecon”) entered into a business combination agreement (the “Bioceres Group Business Combination Agreement” or the “Business Combination”), pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to Moolec Science (Cayman Islands) (the “Bioceres Group Business Combination”). In exchange, Moolec Science (Cayman Islands) issued a combination of newly issued shares, par value $0.10 per share (the “Shares”), and warrants to purchase the Shares, to the shareholders of the Contributed Entities. Upon closing and satisfaction of the terms and conditions of the Bioceres Group Business Combination Agreement, the business combination resulted in an enlarged company structure, with the Company as the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon.

On June 16, 2025, the Company held an extraordinary general meeting of its shareholders, which resolved to approve the Bioceres Group Business Combination. As a result, on June 16, 2025, the Bioceres Group Business Combination closed. Following the closing, Moolec became the parent company of the combined enterprise comprising Bioceres Group, Gentle Tech, and Nutrecon. Under the terms of the Bioceres Group Business Combination Agreement, Bioceres Group shareholders received approximately 6.9 million Shares, while the shareholders of 100% of Nutrecon and 50% of Gentle Tech received approximately 0.65 million Shares and 0.5 million private warrants to purchase Shares, with a $20.00 strike price. The Company believes that, as a result of the transaction, there will be synergies among the Company and the Contributed Entities, through the complementary expertise in food ingredients, ag-biologicals, precision fermentation, biomaterials, and R&D services.

On June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that lead to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025), retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Mssrs Marinov, Kolatch and Crocco (or such other persons as may nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, one of the former subsidiaries of Bioceres Group Limited, resulted in the loss of de facto control of that subsidiary and consequently its deconsolidation.

While Bioceres Crop Solutions Corp. was able to resolve the uncertainties regarding its financial plan through this agreement, as a result of the loss of control over Bioceres Crop Solutions Corp., access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted a portion of its financial debt that was due that month. As a result, Bioceres S.A. has initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million. This process seeks to improve the debt profile of Bioceres S.A.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor- conducted a public auction to wit 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to said creditor, reserving all rights, remedies, and defenses.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group.

The aforementioned events raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the ability of Bioceres Group and the Company to continue as a going concern. The consolidated financial statements of Moolec Science SA and Bioceres Group Limited incorporated by reference in this Post-effective Amendment No. 2 do not include any adjustments that might result from the outcome of this uncertainty. Currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, or achieving a successful financial restructuring process, the Group will not be able to sustain its operations.

Management has plans to address the Group’s financial situation as follows:

●	Currently management is working on the financial restructuring process of Bioceres S.A.’s outstanding debt, proposing among other alternatives the extension of the maturity of current debt and the use of the Group’s cash inflows from operating activities, as well as obtaining the necessary capital to fully execute the Group’s business plan.

●	Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

●	A dedicated Restructuring Committee has been established to address and implement the financial restructuring process.

However, there is no assurance that the restructuring process will be successful, that investors and shareholders will continue to provide financing, or that the Group's future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) substantial doubt about the Group’s ability to continue as a going concern.

The consolidated financial statements incorporated by reference in this Post-effective Amendment No. 2 do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.

Other than as set forth above, this Post-Effective Amendment No. 2 does not amend, update or restate any other information or disclosure that was originally included in our Post-Effective Amendment No. 1 to Form S-8 or reflect any events that occurred after the filing date of our Post-Effective Amendment No. 1 to Form S-8 in any way.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The information specified in Part I of Form S-8 is omitted from this Registration Statement in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I of Form S-8 will be delivered to the participant in the plans covered by this Registration Statement as specified by Rule 428(b)(1) under the Securities Act.

1

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

References in this Registration Statement to “the “Company,” “the Registrant,” “we,” “us,” “our,” or similar references mean Moolec Science (Cayman Islands), unless otherwise stated or the context otherwise requires.

Item 3. Incorporation of Documents by Reference.

This registration statement incorporates important business and financial information about the Company that is not included in or delivered with the registration statement. The U.S. Securities and Exchange Commission (the “Commission”) allows us to “incorporate by reference” information filed with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this registration statement, and certain later information that we file with the Commission will automatically update and supersede this information.

This document incorporates by reference the following documents that have previously been filed with the Commission:

●	our current report on Form 6-K (File No. 001-41586), filed with the SEC on August 12, 2025, containing (i) the updated unaudited pro forma condensed combined financial information of Moolec Science SA in accordance with Article 11 of Regulation S-X, (ii) our audited consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022 and our unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the three- and six-month periods ended December 31, 2024 and 2023, which have been updated for matters that raise substantial doubt about the Company’s ability to continue as a going concern, and (iii) Bioceres Group PLC audited Consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022 and Bioceres Group PLC unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the three- and six-month periods ended December 31, 2024 and 2023, which have been updated for matters that raise substantial doubt about Bioceres Group PLC’s ability to continue as a going concern;

●	the current report on Form 6-K (third Form 6-K) of Bioceres Crop Solutions Corp. (File No. 001-38836), filed with the SEC on June 20, 2025, containing its unaudited interim condensed consolidated financial statements as of March 31, 2025 and June 30, 2024, and for the three- and nine-month periods ended March 31, 2025 and 2024;

●	the current report on Form 6-K (first Form 6-K) of Bioceres Crop Solutions Corp. (File No. 001-38836), filed with the SEC on June 18, 2025, announcing material changes to the economic terms of notes previously issued;

●	our current report on Form 6-K (File No. 001-41586), filed with the SEC on June 18, 2025, relating to the new composition of our board of directors and committees;

●	our current report on Form 6-K (File No. 001-41586), filed with the SEC on June 17, 2025, relating to the closing of the Bioceres Group Business Combination;

●	our current report on Form 6-K (File No. 001-41586), filed with the SEC on June 16, 2025, relating to the results of our extraordinary general meeting of our shareholders, held on June 16, 2025, which approved the Bioceres Group Business Combination Agreement and the transactions contemplated therein;

●	our current report on Form 6-K (File No. 001-41586), filed with the SEC on April 18, 2025, containing information relating to the Bioceres Group Business Combination and the Contributed Entities and the annual report on Form 20-F of Bioceres Crop Solutions Corp., excluding Exhibits N° 99.3, 99.4 and 99.6;

●	the current report on Form 6-K of Bioceres Crop Solutions Corp. (File No. 001-38836), filed with the SEC on February 28, 2025, containing its unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the three-and six-month periods ended December 31, 2024 and 2023;

●	our annual report on Form 20-F for the year ended June 30, 2024 (File No. 001-41586), filed with the SEC on October 30, 2024 excluding the disclosure under Item 18 therein;

●	the description of securities of the Company included in the registration statement on Form F-4 filed with the Commission on February 6, 2025 (File No. 333-284744); and

●	any future filings made with the Commission after the date of this registration statement, and any future reports on Form 6-K furnished to the Commission pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this registration statement that are identified in those forms as being incorporated by reference into this registration statement.

All other reports and documents subsequently filed (but not furnished) by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

Any statement contained in this Registration Statement, in an amendment hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed amendment to this Registration Statement or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Under no circumstances shall any information subsequently furnished on Form 6-K be deemed incorporated herein by reference unless such Form 6-K expressly provides to the contrary.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The memorandum and articles of association (that were adopted upon the Redomiciliation) currently in effect provide that the Company shall indemnify each existing or former director (including alternate director), secretary and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceeds, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company's business or affairs or in the execution or discharge of the existing or former director’s (including alternate director's), secretary's or officer's duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified (i) against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company, or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the Company’s board of directors. In addition, the Company intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements.

The limitation of liability and indemnification provisions in the memorandum and articles of association and the indemnification obligations of the indemnification agreements may discourage shareholders from bringing a lawsuit against the Company’s officers or directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s officers and directors, even though such an action, if successful, might otherwise benefit the Company and its shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description

3.1**	Memorandum of Continuance of Moolec Science SA, dated as of May 22, 2025.
3.2**	Memorandum and Articles of Association of Moolec Science SA, dated as of May 29, 2025.
4.1**	2024 Incentive Plan.
5.1**	Legal Opinion of Ogier (Cayman) LLP, Cayman Islands with respect to the 2024 Plan.
23.1*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Moolec Science SA’s consolidated financial statements.
23.2*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s audited consolidated financial statements.
23.3*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Group PLC’s consolidated financial statements.
23.4**	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page to this Registration Statement).

Note:—

*	Filed herewith.
**	Previously filed.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES OF MOOLEC SCIENCE SA

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Rosario, Argentina, on this 14th day of August, 2025.

MOOLEC SCIENCE SA

By:	/s/ Alejandro Antalich
Name:	Alejandro Antalich
Title:	Chief Executive Officer (Principal Executive, Financial and Accounting Officer)

POWER OF ATTORNEY

Each of the undersigned individuals hereby severally constitutes and appoints Alejandro Antalich as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments to this registration statement, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Alejandro Antalich	Chief Executive Officer	August 14, 2025
Alejandro Antalich	(Principal Executive, Financial and Accounting Officer)

/s/ Gloria Montaron Estrada	Director	August 14, 2025
Gloria Montaron Estrada

/s/ Romualdo Varela	Director	August 14, 2025
Romualdo Varela

/s/ Aimar Dimo	Director	August 14, 2025
Aimar Dimo

/s/ Diego Abelleyra	Director	August 14, 2025
Diego Abelleyra

/s/ Oscar Alejandro León Bentancor	Director	August 14, 2025
Oscar Alejandro León Bentancor

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Moolec Science SA, has signed this registration statement on this 14th day of August, 2025.

COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.